Exhibit 99.2

Psyence Biomedical Ltd.

121 Richmond Steet West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders (“Shareholders”) of Psyence Biomedical Ltd. (“Psyence,” “ the “Company,” “we,” “us,” or “our”) to be held in person WeirFoulds LLP, 66 Wellington Street West, Suite 4100, Toronto, Ontario, Canada M5K 1B7, on Wednesday, April 16, 2025 at 9:00 a.m. (Eastern Time). for the following purposes:

1.	to consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving the proposed consolidation of the common shares of the Corporation; and

2.	to transact such other business as may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular, which accompanies this Notice of Meeting and forms part hereof.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his, her or its duly executed form of proxy not later than 11:59 P.M. (New York time) on Tuesday, April 15, 2025 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting, at the offices of Continental Stock Transfer & Trust Co., 1 State Street, 30th Floor, New York, NY 10004; (2) by calling, toll free at +1 (800) 509-5586 (3) by facsimile at +1 (212) 509-5152; (3) via email to proxy@continentalstock.com.

The participation of its shareholders is very important to Psyence. Please ensure that the votes attached to your common shares will be exercised at the Meeting.

DATED at Toronto, Ontario as of the 31st day of March 2025.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Dr. Neil Maresky
Neil Maresky
Chief Executive Officer & Director